FILED BY EXPRESS SCRIPTS HOLDING COMPANY

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: EXPRESS SCRIPTS HOLDING COMPANY / CIGNA CORPORATION

COMMISSION FILE NO. 001-35490

The transcript from Cigna Corporation’s second quarter 2018 investor earnings call was added to the deal website, www.advancinghealthcare.com.

AUGUST 02, 2018 / 12:30PM, C1 - Q2 2018 Cigna Corp Earnings Call

CORPORATE PARTICIPANTS

David Cordani Cigna Corporation - President, CEO & Director

Eric Palmer Cigna Corporation - Executive VP & CFO

William McDowell Cigna Corporation - VP of IR

CONFERENCE CALL PARTICIPANTS

Albert J. William Rice Crédit Suisse AG, Research Division - Research Analyst

Anagha A. Gupte Leerink Partners LLC, Research Division - MD, Healthcare Services and Senior Research Analyst

David Samuel MacDonald SunTrust Robinson Humphrey, Inc., Research Division - MD

Gary Paul Taylor JP Morgan Chase & Co, Research Division - Analyst

Joshua Richard Raskin Nephron Research LLC - Research Analyst

Justin Lake Wolfe Research, LLC - MD & Senior Healthcare Services Analyst

Kevin Mark Fischbeck BofA Merrill Lynch, Research Division - MD in Equity Research

Matthew Richard Borsch BMO Capital Markets Equity Research - Managed Care and Providers Analyst

Peter Heinz Costa Wells Fargo Securities, LLC, Research Division - MD and Senior Analyst

Ralph Giacobbe Citigroup Inc, Research Division - Director

Sarah Elizabeth James Piper Jaffray Companies, Research Division - Senior Research Analyst

Stephen Vartan Tanal Goldman Sachs Group Inc., Research Division - Equity Analyst

Steven J. James Valiquette Barclays Bank PLC, Research Division - Research Analyst

Zachary William Sopcak Morgan Stanley, Research Division - VP on the Healthcare Services and Distribution Team

PRESENTATION

Operator

Ladies and gentlemen, thank you for standing by for Cigna’s Second Quarter 2018 Results Review. (Operator Instructions) As a reminder, ladies and gentlemen, this conference, including the question-and-answer session, is being recorded.

We’ll begin by turning the conference over to Mr. Will McDowell. Please go ahead, Mr. McDowell.

William McDowell - Cigna Corporation - VP of IR

Good morning, everyone, and thank you for joining today’s call. I am Will McDowell, Vice President of Investor Relations. With me this morning are David Cordani, our President and Chief Executive Officer; and Eric Palmer, Cigna’s Chief Financial Officer.

In our remarks today, David and Eric will cover a number of topics, including Cigna’s second quarter 2018 financial results as well as an update on our financial outlook for 2018.

As noted in our earnings release, when describing our financial results, Cigna uses certain financial measures, which are not determined in accordance with accounting principles generally accepted in the United States, otherwise known as GAAP. Specifically, we use the term labeled adjusted income from operations and earnings per share on the same basis as our principal measures of financial performance. A reconciliation of these measures to the most directly comparable GAAP measure, shareholders net income, is contained in today’s earnings release, which is posted in the Investor Relations section of cigna.com.

AUGUST 02, 2018 / 12:30PM, CI - Q2 2018 Cigna Corp Earnings Call

In our remarks today, we will be making some forward-looking statements, including statements regarding our outlook for 2018 and future performance. These statements are subject to risks and uncertainties that could cause actual results to differ materially from our current expectations. A description of these risks and uncertainties is contained in the cautionary note to today’s earnings release and in our most recent reports filed with the SEC.

Before turning the call over to David, I will cover a few items pertaining to our financial results and disclosures.

Regarding our results, I note that in the second quarter, we recorded an after-tax special item charge of $109 million or $0.44 per share for transaction-related costs. As described in today’s earnings release, special items are excluded from adjusted income from operations in our discussion of financial results. Also, consistent with past practices, when we make any prospective comments on earnings or EPS outlook, we will do so on a basis that excludes the impact of any future capital deployment or prior year development of medical costs. Finally, our outlook for 2018 does not reflect the impact of Cigna’s combination with Express Scripts, which we continue to expect to close by the end of 2018.

And with that, I will turn the call over to David.

David Cordani - Cigna Corporation - President, CEO & Director

Thanks, Will. Good morning, everyone, and thank you for joining our call. Today, I’ll begin by highlighting Cigna’s second quarter financial results, which reflect substantial revenue and earnings growth with outstanding performance in each of our business segments. Next, I’ll highlight how Cigna’s differentiated service-based model, fueled by actionable insights and analytics, continues to drive value in a dynamic market environment, and how this value creation will be further accelerated by our combination with Express Scripts. Regarding our combination, I’ll also provide a brief update relative to the overall market forces, the Department of Justice and state-level review process and the integration planning work that Cigna and Express Scripts teams are advancing together. Eric will then address our second quarter results and our increased full year 2018 outlook in more detail.

And then following Q&A, I’ll conclude the call with a few closing remarks.

Turning to the quarter. We had exceptionally strong second quarter operating results where we delivered double-digit revenue growth, 27% earnings growth and continued industry-leading medical cost trend. For the second quarter, consolidated revenue increased by 10% to $11.5 billion, and our earnings per share increased 34% to $3.89.

Turning to our business segments. In Global Health Care, we increased revenue by 12%, while driving earnings growth of 34%, with strong contributions from both our Commercial and Government businesses. In our Global Supplemental Benefits business, Cigna grew revenue by 16% over the second quarter of 2017, with earnings increasing to $118 million. And in our Group Disability and Life business, earnings grew 24% relative to the second quarter of 2017 to $103 million.

I would remind you that our results are building off a very strong 2017 result.

Our results for the first half of 2018 demonstrate tremendous momentum across our portfolio of businesses, and these results give us confidence, we will achieve our increased 2018 outlook.

Now stepping back, we continue to operate in a highly dynamic and disruptive environment, with evolving competitive, governmental and technology forces. Within this environment, significant gaps remain into how health care is accessed, consumed and financed, which places tremendous pressure on individuals, employers, governments and healthcare professionals. To date, much of the sizeable dialogue has revolved around health care expenditures, which are rising at about 3x the overall inflation rate. But the conversation, too often, overlooks the more fundamental challenges of improving the individual’s health and maximizing the value of health services when they are consumed. We believe that Cigna’s differentiated service-based model, fueled by actionable insights and analytics, embraces market challenges, drives more effective partnerships with our clients and with health care professionals, improves health outcomes and addresses the root cause of escalating costs and ultimately, delivers superior experience and value for our customers.

AUGUST 02, 2018 / 12:30PM, CI - Q2 2018 Cigna Corp Earnings Call

I’ll provide 2 examples that illustrate how, in a highly localized fashion, our service-based model enables us to partner with clients and health care professionals to achieve superior outcomes.

I’ll begin with a client example. Cigna worked at the city of Naples, Florida, to incentivize and support our customers in achieving personalized health goals, measuring progress through changes in body mass index, tobacco usage, cholesterol and a variety of additional metrics. As the program gained traction, our collaboration grew to include other biometric outcome-based goals as well as Cigna’s MotivateMe preventative care screening program. Today, the program includes even more extensive resources, ranging from exercise and healthy cooking initiatives to fitness challenges and health fairs, all focused to help employees meet their health goals. Fast-forward approximately 3 years from the program’s inception, in Cigna’s help, the city of Naples achieved a series of powerful health outcomes, including an annual well-visit completion rate that is now nearly 35% above the industry norms and breast cancer screening rates that are 13% above the industry average. In addition, Naples has realized substantial returns on investment through our population health and disease management programs, and for the past 4 years, has had no premium increase for employees or for the city.

Let’s look at the second example. This one involves the health care partner. In 2013, Cigna formed a Collaborative Accountable Care partnership with Franciscan Central. Franciscan is a large health system that — of provider groups and hospitals throughout Indiana. Franciscan has embraced the use of Cigna-generated data, including quarterly, monthly and daily reporting to help manage performance in critical areas of care quality and cost. We established incentives focused on a number of cost and quality measures, including 17 distinct clinical and customer experience indicators, such as in the areas of diabetes care, depression management and a variety of preventative care measures. Through the work of our collaborative arrangement, Franciscan is delivering exceptional care, with remarkable improvements and market outperformance in a wide variety of clinical quality measures. For instance, last year, their patients with new episodes of major depression achieved medication adherence rates that were 36% better than market. And in 2017, Franciscan achieved a medical cost trend that was a full 700 basis points better than the market. The city of Naples and Franciscan Central are just 2 examples of how Cigna has successfully delivered industry-leading medical cost trend over the last 5 years and are on pace to do so again in 2018.

Now while we’re pleased to be delivering these strong results for our customers and clients that we serve, we recognize that today’s health care environment continues to be disruptive, with market forces continue to push for greater affordability and overall value from care delivery and health care services. For example, pharmacy costs have rapidly grown and now compromising nearly 25% of overall cost equation for — in the United States. And Specialty Pharmacy, which is 2/3 of this category, is the fastest overall growth category in health care. Further, pharmacy services continue to be a leading cause of gaps in care, which are inconsistent delivery of evidence-based care for customers. Our combination with Express Scripts is directly responsive to these market forces and further accelerates our strategy of Go Deep, Go Local and Go Beyond. More specifically, the combination will enhance our ability to further improve affordability, expand our distribution reach and further strengthen predictably for our customers and clients, all while maintaining significant financial flexibility and delivering attractive returns for our shareholders.

Recognizing that more than 150 million Americans have at least 1 chronic disease, customers and clients want and need access to appropriate medications and coordinated care management programs, all at the lowest total cost. Cigna and Express Scripts have individually distinguished track records with this approach, with Cigna delivering 0% pharmacy trend in 2017 and Express Scripts delivering 1.5% pharmacy trend in 2017, each leading our respective peer groups. To be clear, the health care supply chains’ reimbursement mechanisms, including rebates, discounts and the like, are complex. At Cigna, we believe strongly in the need and case for change, and we’ll drive further alignment for value, simplification and transparency.

Relative to the current state, Express Scripts customizes solutions to meet the complex needs of some of the largest and most sophisticated employers and health plans in America. For these clients, Express Scripts provides advanced clinical management programs, medication safety programs, specialty care access, coordination and care delivery as well as home delivery pharmacy services, just to name a few. Cigna and Express Scripts share the goal of ensuring customers as the highest level of access to the right medications and therapies in a clinically coordinated fashion at the lowest overall cost, and each company seeks to manage all the leveraging tools to achieve this goal on behalf of our respective clients and customers. Rebates are one component of the reimbursement mechanism for pharmacy services.

AUGUST 02, 2018 / 12:30PM, CI - Q2 2018 Cigna Corp Earnings Call

Regarding pharmacy services specifically, Express Scripts passes through approximately 95% of purchase discounts, price reduction to rebates back to their commercial and health plan clients. Additionally, almost half of Express Scripts’ clients have opted for full direct pass-through arrangements specific to rebates. For these cases, clients agree to different funding and financing arrangements to pay for the services they are consuming. This demonstrates that amongst the variety of funding arrangements that exist today, clients are able to choose the services and funding arrangements that best fit their objectives. As we look to the future, our combination with Express Scripts, we look forward to further accelerating incentive alignment, care coordination and value-based delivery for customers and clients, aided by expanded transparency. This includes a meaningful expansion of outcome-based relationships with pharmaceutical manufacturers, where they are rewarded for superior clinical outcomes rather than simply for the consumption of drugs.

The next key milestone of our combination with Express Scripts is on August 24, when both companies hold our special meeting with shareholders and seek shareholder approval. As we have discussed previously, we strongly believe that the combination is in the best interest of our shareholders, as it delivers immediate and long-term value for our shareholders in the form of strong EPS accretion, significant free cash flow generation and exceptional financial and strategic flexibility in a dynamic marketplace.

Transitioning to the regulatory approval process, we are making good progress on both the federal and state levels. On the federal side, we’re actively working with the Department of Justice as they conduct their (inaudible) transaction and as we respond to the second request. We will maintain an active dialogue with the Department of Justice over the course of the review, and we expect to be in position to certify our compliance with the second request this month. As this customary and second request reviews, we have entered into a so-called timing agreement with the Department of Justice that, amongst other things, gives them 90 days after we certify substantial compliance to complete the review of the transaction. We will use that time to continue to actively engage with the Department of Justice on any questions that may arise.

On the state side, we continue to make good progress where we already have [Form A] approvals or exceptions in approximately 40% of the states where that filing is required.

At the same time, the Cigna and Express integration planning teams are working very well together as we prepare to operate as a new company and even stronger company.

Tim Wentworth and I, with senior members of our respective teams, are leading the integration management office. Our 11 integration work streams are organized around the overarching objectives of approving affordability, expanding our addressable market and further strengthening predictability for the benefit of our clients and customers. We are very pleased with the progress we have made to date. Our integration work has reinforced our shared view of the marketplace and of cultural alignment between our organizations, including our mutual focus on the needs of our customers and patients as well as clinical partnerships where we have the opportunity to deliver additional value. As a result, we have even greater confidence in our ability to create value for the benefit of our customers and clients and for you, our shareholders.

Now to summarize a few points before I turn the call over to Eric. Cigna, once again, delivered outstanding results in the second quarter with substantial revenue and earnings growth. Taken together, our continued momentum across our portfolio of businesses gives us confidence we will achieve our increased 2018 outlook. Looking ahead, we believe that Cigna’s differentiated service-based model, fueled by actionable insights and analytics, embraces market challenges, drives more effective partnerships with our clients and with health care professionals, improves health outcomes and addresses the root cause of escalating costs and openly delivers superior experience and value for our customers.

And with that, I’ll turn the call over to Eric.

AUGUST 02, 2018 / 12:30PM, CI - Q2 2018 Cigna Corp Earnings Call

Eric Palmer - Cigna Corporation - Executive VP & CFO

Thanks, David. Good morning, everyone. In my remarks today, I’ll briefly review key aspects of Cigna’s second quarter 2018 results and provide an update to our full year outlook. I’ll also discuss our capital position and free cash flow generation, which remain very strong and will be meaningfully enhanced through our combination with Express Scripts.

Key financial highlights in the quarter. Our consolidated revenue growth of 10% to $11.5 billion; consolidated earnings growth of 27% to $955 million, including double-digit earnings growth in each of our ongoing business segments; quarterly earnings per share growth of 34% to $3.89; and continued strong free cash flow and financial flexibility. Our results this quarter and for the first half of this year demonstrate continued focused execution of our strategy and underscore strong fundamentals across our businesses.

Regarding our business segments. I will first comment on Global Health Care. Second quarter operating revenues in Global Health Care grew 12% to $9.2 billion, driven by Commercial customer growth, and expansion of specialty relationships as well as premium growth, reflecting the return of the health insurance tax and underlying cost trends. We ended the second quarter 2018 with 16.2 million global medical customers, an organic increase of 329,000 lives year-to-date, led by growth in our Select, Middle Market and Individual segments. We continue to earn the right to serve more medical customers in both risk and ASO funding arrangements, as our industry-leading trend results continue to resonate with the market.

Second quarter earnings increased 34% to $789 million, reflecting growth in Medical and Specialty customers, continued effective medical cost management and a lower tax rate compared to 2017.

Turning to our medical care ratios. Our second quarter 2018 total commercial medical care ratio, or MCR, of 76.3% reflects ongoing strong performance of our Commercial business, powered by our integrated medical solutions, better-than-expected results in our U.S. Individual business and to the pricing effect of the resumption of the health insurance tax. Our second quarter 2018 total Government MCR of 83.7% reflects solid execution in both Medicare Advantage and Part D. Second quarter 2018 Global Health Care earnings included favorable prior year reserve development of $23 million after tax.

Moving to operating expenses. For second quarter 2018, our total Global Health Care operating expense ratio was 22.7%, which reflects ongoing investments in growth and innovation, continued effective expense management and the impact of the return of the industry tax, which added approximately 100 basis points to the expense ratio in the quarter. Overall, our Global Health Care business delivered very strong results in the second quarter.

Turning to our Global Supplemental Benefits business. Operating revenues grew 16% to $1.1 billion. Second quarter 2018 earnings grew 12% to

$118 million, reflecting business growth and strong operating expense management. This business continues to deliver very attractive revenue growth and margins, as we further deepen our customer relationships and broaden our distribution capabilities in our targeted markets.

For our Group Disability and Life segment, second quarter operating revenues were $1.1 billion. Second quarter earnings in our Group business grew 24% to $103 million, reflecting favorable Life results, solid performance in Disability and a lower tax rate. Overall, as a result of the continued effective execution of our strategy, our second quarter results reflect strength across each of our business segments as we delivered strong customer, revenue and earnings growth.

Now I will discuss our outlook for 2018. We expect 2018 to be another year of exceptionally strong financial performance for Cigna. For the full year, we now expect consolidated revenues to grow approximately 8% over 2017. Our outlook for full year 2018 consolidated adjusted income from operations is now in the range of approximately $3.34 billion to $3.42 billion or $13.60 to $13.90 per share. This reflects an increase of $0.65 to $0.75 per share over our previous expectations and represents per-share growth of 30% to 33% over 2017.

I will now discuss the components of our increased 2018 outlook, starting with Global Health Care. We now expect full year Global Health Care earnings in the range of $2.83 billion to $2.87 billion, reflecting continued strength in both our Commercial and Government businesses. Key assumptions reflected in our Global Health Care earnings outlook for 2018 include the following: Regarding global medical customers, we continue to expect growth in the range of 400,000 to 500,000 lives over year-end 2017, reflecting the strong growth we’ve seen across our Commercial market segments. Turning to medical costs, for our total U.S. Commercial Employer book of business, we now expect full year medical cost trend to be in the range of 3.5% to 4.5%, an improvement of 50 basis points versus our previous expectations. As David discussed, this industry-leading medical cost trend is aided by our strong partnerships with health care professionals and employer clients, and through these partnerships, we align incentives to reward healthier behaviors for individuals, higher quality care delivery and more effective management of total medical costs.

AUGUST 02, 2018 / 12:30PM, CI - Q2 2018 Cigna Corp Earnings Call

Now turning to our medical care ratio outlook. For our total Commercial book of business, we now expect the 2018 MCR to be in the range of 77% to 78%, an improvement of 50 basis points versus our previous expectations. For our total Government book of business, we now expect the 2018 MCR to be in the range of 83% to 84%, also an improvement of 50 basis points versus our previous expectations.

Regarding operating expenses, we continue to expect our 2018 Global Health Care operating expense ratio to be in the range of 22.5% to 23.5%.

For our Global Supplemental Benefits business, we continue to expect strong top line growth and now expect earnings in the range of $400 million to $420 million, reflecting the strength of the results in the second quarter.

And regarding the Group Disability and Life business, we continue to expect full year 2018 earnings in the range of $330 million to $350 million. Regarding our remaining operations, that is Other Operations and Corporate, we continue to expect a loss of $220 million for 2018.

So all-in, for full year 2018, we now expect consolidated adjusted income from operations of $3.34 billion to $3.42 billion or $13.60 to $13.90 per share. This represents an increase of $0.65 to $0.75 per share over our previous expectations.

I would also remind you that our outlook continues to exclude the impacts of additional prior year reserve development or any future capital deployment.

Now moving to our 2018 capital management position and outlook. Our subsidiaries remain well capitalized and are generating significant free cash flow to the parent with strong return on capital in each of our business segments. Regarding free cash flow, we ended the second quarter of 2018 with parent company cash of $1.2 billion. After considering all sources and uses of parent company cash, we continue to expect capital available for deployment to be $2.8 billion in 2018. As a reminder, in the first quarter of this year, we deployed approximately $130 million of parent company cash to repay current maturities of long-term debt, and we repurchased 1.3 million shares of stock for approximately $275 million. As previously discussed, we do not expect to conduct additional share repurchases prior to the closing of the Express Scripts transaction.

During the second quarter of this year, we announced plans to acquire OnePath Life insurance from ANZ Bank New Zealand. This acquisition, which we expect to close by the first quarter of 2019, enables us to go deeper in an existing geography with an expanded set of solutions and capabilities to create more value for our customers and exemplifies our continued focus on, and capacity for, effective capital deployment to drive long-term growth.

Looking ahead, our pending combination with Express Scripts greatly enhances our capital strength and flexibility, enabling us to accelerate our ongoing investments in market-leading capabilities and to deploy capital to drive additional growth and value creation. As communicated previously, we project the combined company will generate free cash flow of at least $6 billion in 2021. As David noted, we’re making good progress in our planning for the integration with Express Scripts, and our work to date has reinforced our confidence in achieving the targets we have set for the combined company. We are excited by the capabilities our combined company will have to drive continued innovation and growth, while maintaining financial strength and flexibility, as we deliver differentiated value for our customers, clients and our shareholders.

Now to recap. Our second quarter 2018 consolidated results reflect strength and momentum in our diversified portfolio of global businesses and continued effective execution of our focused strategy. The fundamentals of our business remain strong, as evidenced by these results, which reflect strong revenue and earnings contributions from each of our business segments, ongoing strategic investments in differentiated capabilities for the benefit of our customers, clients and health care partners, industry-leading medical cost trend and high clinical quality and continued strong free cash flow. Based on the strength of these results, we are confident in our ability to achieve our increased full year 2018 earnings outlook. We look forward to accelerating our growth strategy through the Express Scripts combination and delivering on the very attractive financial commitments we have established for the combined company.

AUGUST 02, 2018 / 12:30PM, CI - Q2 2018 Cigna Corp Earnings Call

And with that, we will turn it over to the operator for the Q&A portion of the call.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Our first question comes from A.J. Rice with Crédit Suisse.

Albert J. William Rice - Crédit Suisse AG, Research Division - Research Analyst

Appreciate all the comments around the transaction, what you’re doing. Maybe I’ll try to flesh out one other aspect. You’re about 6 months since the announcement, not quite bit close to it. I guess if I look — think about what’s — develops in the last 6 months you’ve had, obviously, the selling season for 2019 for pharmacy benefit managers. You’ve had the Trump administration come out at least at a high level, some blueprint per change, which I know, David, you alluded to a little bit in your comments, and you’ve had this period of integration that you’ve been working with these integration teams. I wonder: a, is there anything that you would highlight. It sounds like you’re at least as confident as you were at Day 1. Are there any specific things that you’ve learned from any of these 3 items that you’d highlight for us that makes you either feel better or that present modest challenges for you as you go forward? And I guess, I should technically ask you, do you reaffirm - are you reaffirming the Year 1 double-digit guide on accretion and the long-term $2 to $3 per share accretion that you think you can get out of the deal?

David Cordani - Cigna Corporation - President, CEO & Director

A.J., it’s David. A lot in that. Let me try to address it. So relative to 2019 selling season, maybe a specific piece and then stepping back more broadly, and then I’ll address the accretion framework. The 2019 selling season, if you have processed the facts that Express put out yesterday afternoon, it reinforces very strong performance, starting with, as, we like to talk to, Cigna retained expand ad. So they’re strong performance they put forth in the second quarter with the results reinforced, very high and exceptionally strong client retention levels. That’s validation of the value proposition delivery. Expansion of services through additional clinical programs, be they, clinical programs, medication safety programs, speciality programs, et cetera, and some very exciting new wins. So it portends for market dynamism where the clients continue to look for total cost, total quality value creation, which on-strategy for Express, on-strategy for Cigna and will be on-strategy on a go-forward basis. More broadly, your points reinforce a very dynamic environment. And we stepped into this combination expecting and projecting a very dynamic environment, as I noted in my prepared remarks, from governmental forces, from competitive forces, from the ever-present push for a further affordability and value, and I think some of the items you referenced, reinforce that. Within our integration planning work, as I noted, our teams remain quite excited both in what we are doing but in the way we are working together, the commonality of cultural focus on customers or patients, the respect and collaboration with the clinical community and the targeted points of innovation and value creation and the significant amount of affordability improvement we’ll be able to drive together, including clinical quality and service improvement, leveraging our collaboratives, we remain even more excited relative to that. As it relates to the environment, I think, in a nutshell, it reinforces strategic flexibility, capital flexibility, a cultural commitment to change and innovation and partnering with the clinical community to drive quality improvement and affordability improvement. As it relates to financial outcomes, yes, we remain committed to mid-teens accretion in Year 1 and significant accretion, as you noted, within the 2021 EPS number we’ve put out at $20 to $21 a share.

Albert J. William Rice - Crédit Suisse AG, Research Division - Research Analyst

Okay, great. And maybe just a quick follow-up question. I think you’re the only one, at least of the national companies that have updated their medical cost trend outlook favorably this quarter. Any particular areas where you’re seeing better results?

AUGUST 02, 2018 / 12:30PM, CI - Q2 2018 Cigna Corp Earnings Call

Eric Palmer - Cigna Corporation - Executive VP & CFO

A.J., thanks for noting that. Yes, our trend results really continue to reflect the power of our integrated model and the effectiveness of aligning incentives across clients and customers and health care professionals. And as you know, we’ve got a large portion of our book, over 85% of our U.S. Commercial customers is self-funded. So this is their money in their savings that goes directly to their benefit. Now in terms of the different categories of trend, I wouldn’t call anything in particular. We continue to see all of inpatient, outpatient professional and pharmacy in that low to mid-single digits range, overall, just seeing a bit of favorability as we have gotten through the first half of the year and line of sight into the improved result that we put out this morning.

Operator

Our next question comes from Kevin Fischbeck with Bank of America.

Kevin Mark Fischbeck - BofA Merrill Lynch, Research Division - MD in Equity Research

I wanted to go back to your comments about the PBM profitability. You mentioned that Express already has half of its customers in its transparent arrangements, which is an extreme data point to bring up because it shows, in your view, that the fact that they can, kind of, keep their profitability. Do you have any sense of whether the profitability actually is the same in those transparent funding arrangements versus the ones where there is a rebate opportunity? How comfortable are you that the company give an overearning in certain parts of this business?

David Cordani - Cigna Corporation - President, CEO & Director

Kevin, first, specific to the macro term of overearning. As we noted and as you people know, Express, as well as Cigna, but speaking specifically of Express, they are serving some of the largest, most sophisticated Commercial Employer clients, health plans and obviously, have governmental agency business as well. So you have very advanced buyers, very advanced process, whereby, they value the quality of the services in the overall value equation that Express is able to deliver. As I noted, they delivered an outstanding medical cost trend result, and if you go back and look at the disclosures from yesterday, they indicate that through the first half of this year, they’re on track to deliver a better result than that. Last year’s results was 1.5% trend. They’re on track through the first half of this year to deliver a better result relative to that. So point one, it all comes down to the aggregate value delivery for those clients, be they health plan clients, be they Commercial clients, et cetera. Express also continues to innovate in the area of clinical programs, medication safety programs, care coordination programs, formulary optimization programs and their leadership in specialty care. All that comes together such that they’re able to get a basket of services that work for clients and a basket of economics that work for Express and their shareholders. Specific to parsing the economics, no, I can’t parse the economics between a partial pass-through and a full pass-through. But in aggregate, the return profiles are attractive because the returns to those clients are very positive and attractive, as reinforced by their outstanding client retention levels and continue to expand those relationships.

Kevin Mark Fischbeck - BofA Merrill Lynch, Research Division - MD in Equity Research

All right. And I guess just as maybe the follow-up question on that, how comfortable are you in their ability to maintain their margins (inaudible) you’re bringing?

David Cordani - Cigna Corporation - President, CEO & Director

Kevin, as we’ve talked in the past — I’m sorry, did you have more in your question?

AUGUST 02, 2018 / 12:30PM, CI - Q2 2018 Cigna Corp Earnings Call

Kevin Mark Fischbeck - BofA Merrill Lynch, Research Division - MD in Equity Research

Right. So I guess you were saying that you’d be able to do this on their own, or the fact that you, combined with them, actually creates a better positioning to maintain that profitability?

David Cordani - Cigna Corporation - President, CEO & Director

Sorry, you’re breaking up a little bit. I apologize for interrupting you. So I hope it’s helpful to parse them alone, us together, et cetera. Stepping back, as we’ve discussed in the past, at Cigna, we believe fundamentally that every business has an inherent growth headwind and margin headwind, and every business must continue to innovate to deliver more value to its respective clients and customers, to maintain the trajectory or improve the trajectory. So a stand-alone Express Scripts has to continue to innovate to create more value, a stand-alone Cigna does and a combined company will as well. The exciting part is, the complementary leverage of the 2 companies coming together. And take a concrete example. The ability to further accelerate care quality, care coordination and affordability, one we’re able to leverage 500 Collaborative Accountable Care relationships, like Franciscan that I made reference to in my prepared remarks. So I can’t say — I can’t speak for Express on a stand-alone basis. But every company needs to continue to innovate, and they have a proven track record of innovation. We have a proven track record of innovation. And together, we’ll have more capabilities with which to innovate from for the benefit of clients and customers, which is why we’re so passionate about objective #1 of the combination, which is further improving, and meaningfully so, the affordability for the benefits of our clients and customers.

Operator

Our next question comes from Ralph Giacobbe with Citi.

Ralph Giacobbe - Citigroup Inc, Research Division - Director

I guess, just sticking on, sort of, the PBM side of things. Will you be proactive in transitioning away from rebate framework? And if not, if there’s essentially a force for you to do so, do you think you could, sort of, I guess - and do you expect to maintain profitability? Or would you expect, sort of, some hiccups, depending on, sort of, the time frame that’s allowed to make that transition? And then the last piece of that is, you talked earlier about meaningful expansion of clinical outcomes, hoping you could just, kind of, frame that in terms of maybe where we are to what that opportunity could look like.

David Cordani - Cigna Corporation - President, CEO & Director

Ralph, it’s David. So a couple of points. As I noted in my prepared remarks, we are quite passionate about the need for, and our drive for, further alignment, further transparency and specific to the topic at hand, accelerating the movement to value-based care reimbursement programs, in this case, within the pharmaceutical industry, to pay for and reward for superior clinical outcomes as opposed for simply the consumption of drugs or medications. So we are driving that on a sovereign basis. The combined company will drive that on an accelerated basis. We think society, at large, is better off as a result of that and the highest-performing pharmaceutical manufactures will benefit as a result of that. But more importantly, individuals and employers will benefit from better quality, better cost through that lens. As it relates to your second subpart of your question, we don’t foresee or project a forced march. But we are on a journey to driving that and driving that improvement with and for the benefit of our clients in offering choice with and for the benefit of our clients. And that’s the important subset. Clients want a variety of different mechanisms to work for them on their change agenda and strategy. And today, we’re in position to be able to do so. In the combined company, we’ll have even broader capabilities relative to that. As it relates to clinical outcomes, I’ll just cite a singular example. We know in the clinical data supports that individuals dealing with a chronic disease, and as I mentioned, 150 million Americans deal with at leat one chronic disease before you get to the polychronic population, have a multiplicatively higher probability of dealing with clinical depression. I profiled in the prepared remarks, the tremendous outcomes in the collaborative with Franciscan in terms of a 35%-plus improvement in medication adherence rate for those dealing with major new bouts of impression — depression. That, alone, is a coordination between the medical and the behavioral community in incorporating effective, highly coordinated, in that case, pharmaceutical clinical management programs, is quite powerful to have the mind-body connection and get the overall quality and overall cost equation to work. So the combined companies will have expanded capabilities, for example, including that.

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Ralph Giacobbe - Citigroup Inc, Research Division - Director

Okay, that’s helpful. Just switching gears for the follow-up. I know it’s early for 2019 guidance. But can you give a sense of visibility around Commercial growth next year, coming off of a strong 2018 and with some debate around how much HIF may have helped the ASO business particularly this year?

Eric Palmer - Cigna Corporation - Executive VP & CFO

Yes, Ralph. So big picture, we continue to feel very good about the commercial marketplace, and just to reinforce, we have been very consistent in our view that the commercial marketplace presents an attractive growth market through our orientation around subsegmenting, in detail understanding Commercial clients’ needs and being consultative to put a proper solution suite together for them. And 2018 marks another strong year for us in terms of high retention, expansion of relationships and new business growth. We’re not providing detailed guidance for 2019, as you know, at this point in time, but we expect to continue our momentum in the Commercial space. And all the indicators we’re seeing relative to the way in which our value prop or our solutions are resonating in the marketplace today continues to reinforce. We see a very attractive growth outlook in the Commercial space in 2019, leveraging our proven medical cost trend, our consultative solutions and our integrated portfolio.

Operator

Our next question comes from Steven Valiquette with Barclays.

Steven J. James Valiquette - Barclays Bank PLC, Research Division - Research Analyst

So just another question from me on the PBM. I know we’re only at the early stages of Amazon entering the drug dispensing business, and Express Scripts has stated publicly, previously, that they would welcome Amazon as a pharmacy provider in their networks and would try to work with Amazon, despite the fact that Amazon would be a competitor in mail order. I guess, I’m just curious, if you plan to differ to Express Scripts’ management on that subject? Assuming that the merger closes or whether you have different views on other mail order dispensers and pharmacy networks. Let me just open the discussion here on Amazon as, obviously, it’s perceived as a risk of - to the PBM business model.

David Cordani - Cigna Corporation - President, CEO & Director

Steven, it’s David. As we’ve discussed multiple times, the marketplace continues to change. The competitive landscape, the supply chain landscape continues to change and evolve. A key tenant relative to the way Cigna purchase the marketplace today and a key tenant relative to the combination is what we talk about in terms of a choice-based, customer-centric, kind of, open architected framework, where you offer to your clients and customers multiple, but coordinated, touch points or access points to best meet their needs, be they retail, in this case, or home delivery, be they face-to-face from a clinical standpoint or digital or virtual delivery, be they on-site at an employer or highly coordinated and augmented in a physician’s office, et cetera. So it’s a deep belief set within the way we run our business within Cigna. And I think, to your point that you referenced relative to Express’ comments, it’s reinforced there is an open mindedness and a relentless pursuit to explore options that increase value for your customers and clients, even if it’s disruptive to your current model, your need to continue to innovate relative to that. So we take that same open-mindedness relative to having the multiple modalities, open-architected and being open-minded and being a differentiated partner of choice. So we have a similar point of view relative to that.

Operator

Our next question comes from Josh Raskin with Nephron Research.

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Joshua Richard Raskin - Nephron Research LLC - Research Analyst

Question is just, can you remind us, as you consider alternative uses of capital had you not been able to reach an agreement with Express Scripts and/or if something from a regulatory perspective would preclude you from doing that, can you just remind us what your alternate use of capital would be? And then anything changed? I know you’ve reiterated last quarter the $20 to $21 in EPS in 2021. Any change there and/or within the mix of those earnings?

David Cordani - Cigna Corporation - President, CEO & Director

Josh, it’s David. I’ll take the first part, and I’ll ask Eric to expend in the second part. So relative to more macro alternative uses of capital, I’m just going to step back just to our capital use framework and our — reiterate our M&A priorities, which we’ve been quite clear on. First, relative to our capital use framework, as you know, we have a highly efficient business portfolio today, and we have a successful mechanism of converting a high amount of earnings to free cash flow. To that end, we deploy that free cash flow or discretionary capital in ensuring the businesses however they need to grow and fueling our innovation portfolio. Second, high strategic and high financial return M&A; and third, returning additional capital to shareholders with our primary mechanism being share repurchase. As it relates to M&A, to remind you about our priorities, when we refreshed our strategy mid-2017, these are not in priority order, but they have to be stated, obviously, in order to be able to communicate them, further our global footprint, further our U.S. Seniors capability, further our physician engagement and pharmacy services capability, further our retail-based capabilities and expand, as we describe, our state-based risk programs as we view them over time. Risk programs will continue to evolve from a state standpoint. So our capital framework remains consistent, and our M&A priorities remain consistent. For example, Eric referenced in his prepared remarks an on-strategy, highly attractive financial combination that we identified in New Zealand that we executed upon. Eric, I’ll ask you to speak about the accretion framework.

Eric Palmer - Cigna Corporation - Executive VP & CFO

Yes, Josh, it’s Eric. Just on the $20 to $21, just to step back, we established a goal of $20 to $21 earnings per share in the year 2021 as part of the combination. We think that’s a really attractive result. When we developed that goal, we had a range of different scenarios in mind that could get us to there. So it’s not just one scenario that built us to that $20 to $21, but rather a range of different scenarios in terms of business environment, context of businesses, et cetera. And we continue to be fully supportive and fully on target to achieve that $20 to $21. Again, we continue to stand behind that and feel like we’re on track to accomplish that.

Operator

Our next question comes from Zach Sopcak with Morgan Stanley.

Zachary William Sopcak - Morgan Stanley, Research Division - VP on the Healthcare Services and Distribution Team

Switching topics a little bit. Could you just talk a little bit about the positioning for Medicare Advantage as we get closer to 2019, how you’re thinking about pricing and having now come out of the CMS sanctions for a year, how things are progressing versus how you expected?

David Cordani - Cigna Corporation - President, CEO & Director

It’s David. First, our team, our Seniors team as well as our collaborative partners were really pleased to be back in the market for 2018. I would remind you, as we stepped into 2018, we had a high focus relative to our existing markets. We were unable, for 2018, to open up new adjacent counties or new markets for 2018, and we had some counties that we had exited. Overall, for 2018, we’re tracking about in line with our expectations but with a good foundation. Importantly, as we look to 2019, we sit in an environment with a bit over 70% of all of our Medicare Advantage customers in 4-star-plus plans. We like that foundation, and we like the strong results we’re delivering this year. I would note that Eric indicated in addition to the Commercial Medical cost strength and MCR strength, we had a further improvement of our Seniors MCR. As we look to 2019, our

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team is quite excited relative to the individual MA growth portfolio that we see in our existing markets with our Collaborative Accountable Care partners, the ability to expand in adjacent counties that, that work is, as you would expect at this point in time, well underway and getting back to opening a new market that is quite exciting for us. So we’re very excited about the ‘19 outlook and even more so, as we look to 2020, as we build on that momentum and then get the benefit of the Express Scripts’ contributions to further affordability improvement for the benefit of both the Medicare Advantage value proposition as well as the PDP. So good base in ‘18, momentum building, core performance in ‘19 off of that 70-plus percent in 4-star-plus star ratings, new countries to enter, a new market to enter in ‘19 and then further momentum going into ‘20.

Zachary William Sopcak - Morgan Stanley, Research Division - VP on the Healthcare Services and Distribution Team

Great. And apologies for asking one more pharmacy benefits question. But in one of the prior responses, you talked about in-value-based outcomes working with higher performing manufacturers. Can you talk a little bit, how you think that transition and working specifically with pharmaceutical manufacturers? Historically, there’s probably a somewhat antagonistic relationship when you think about formulary placements and negotiations. Do you see a similar type of relationship as we transition to value-based care, or is something that you see as being more collaborative?

David Cordani - Cigna Corporation - President, CEO & Director

Zach, it’s David. Obviously, the marketplace is going through change. When we step back, there is a singular common force that everything spins around, and that is a relentless need for further improvement in affordability while we improve quality and service delivery. But that focus by every stakeholder on improving affordability is the centerpiece. And in a way, you could associate your question back to a decade-ish ago relative to the medical proposition where the primary way in which “an insurer health service company” worked with the medical community was, a usual word, a little bit more antagonistic relative to negotiating discounts. And we’ve proven, at Cigna, over the last decade, we now have 500 Collaborative Accountable Care relationships, the vast majority with integrated physicians groups (inaudible) hospital systems where we continue to build on momentum around shared alignment to deliver better value through clinical quality, cost and service quality for their patients or customers and share rewards in a different way. That same attitude, that same orientation, starting with the customer first, needs to be brought back to the pharmaceutical industry. We have some bright spots at Cigna, within our PBM where we have some proof-of-concept, value-based care arrangements. But they need to be accelerated dramatically because society, at large, cannot continue to pay at the current level and in the current consumption-based framework.

Operator

Our next question comes from Justin Lake with Wolfe Research.

Justin Lake - Wolfe Research, LLC - MD & Senior Healthcare Services Analyst

David, just to come back to the PBM again. Express, last night, talked about passing through 95% of rebates and discounts for core customers. This is different than the 90% pass-through number that they had talked about previously post the deal announcement. It appears that added some terminology here, like mentioning discounts as well as rebates and also, talk of core customers versus overall. I’m just curious if you could talk to about — to how the 95% number compares to the 90% number in terms of rebate pass-through, given all the debate on the topic.

David Cordani - Cigna Corporation - President, CEO & Director

Justin, as you articulate, there are 2 different points of measure, both of which are correct. So an isolation of rebates alone, the 90% number, was the proper orientation. The market, at large, is defining it more broadly. And the economics, when you look at a total cost and total value proposition, you need to look at not just rebates, because it’s a piece of the equation, an important piece of the equation, but nonetheless, a piece of the acquisition. There’s discounts, there’s other price reduction frameworks, et cetera, that exist, that get the overall valley acquisition. And what I believe Express Scripts did in the second quarter within the disclosure is provide some additional insights that are also more consistent with the way other competitors are talking about the economic flows, which provide, again, that framework in terms of the magnitude of the, I’ll call it,

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value-creation and pass-through for clients, be they Commercial clients or health plan clients, which reinforce why, in many ways, the retention rate is truly outstanding with, I think, the statistics [beforth] is about 98% retention of their client base and new business growth. So yes, the framework is different. But it’s more inclusive. It’s more indicative of the total cost and total value equation, and it’s consistent with the way others in the industry are speaking about it from that standpoint. I would just highlight additionally, as we noted in prior questions and in prepared remarks, there’s a variety of mechanisms that work in the way those large, sophisticated Commercial clients and health clients want to structure their economics. And Express Scripts has a variety of funding mechanisms as Cigna does to be able to meet their needs at a given point in time and evolve them at a given point in time. But hopefully, that helps a bit.

Justin Lake - Wolfe Research, LLC - MD & Senior Healthcare Services Analyst

No, that definitely does. And just the framework you talked about makes a lot of sense. You —the discussion of core customers, anything there? Like, for instance, I’m just curious if that — if they were moved to Anthem for instance. From that 90% — when they calculated the 95%, because Anthem is, obviously, going to be transitioning.

David Cordani - Cigna Corporation - President, CEO & Director

Justin, as we have talked about the combination, we’ve talked about the accretion framework, for example, excluding known transitioning clients and customers. So even the mid-teens, we talked about accretion in the first year. That excludes known transitioning clients, which were, obviously, additive to that — from that standpoint. And as you articulate, Express is talking about and has been talking about their business with known transitioning customers in the separate category because the core, the franchise is the ongoing annuity, that’s the ongoing framework, that’s the ongoing dynamism. So it’s ongoing clients, excluding the known transitions.

Justin Lake - Wolfe Research, LLC - MD & Senior Healthcare Services Analyst

Got it. So the 90% included all customers. The 95% excludes the transitioning customers.

David Cordani - Cigna Corporation - President, CEO & Director

I appreciate you rearticulating that. In both — I would say, the 95%, to be very clear, is a more comprehensive measure of all discounts, all price reductions and all rebate mechanisms across their core framework of go-forward customers and clients. The 90% was a separate measure, specifically and solely looking at rebates. So I think the instructive part is, focus on the 95%. That’s the way the industry talks through the pass-through economics and the aggregate value creation. It’s a more common, inclusive definition, and it’s indicative of the health of the underlying book and the ongoing customer portfolio.

Operator

Our next question comes from Matt Borsch with BMO Capital Markets.

Matthew Richard Borsch - BMO Capital Markets Equity Research - Managed Care and Providers Analyst

Sorry here. It’s the risk of beating a dead horse. Couple of more on the merger outlook. One, I think where some of the skepticism is focused on the prospects for Express Scripts on a, well I don’t want to say, stand-alone, because it will, obviously, be merged with you, but the Express Scripts business’ ability to actually grow in the next 3 years, albeit, I know what you’ve assumed is a very low growth rate. That was my first question.

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David Cordani - Cigna Corporation - President, CEO & Director

Matthew, I’m not sure you asked a question as opposed to made a statement, but let me try to address that. The first — the second quarter results, I think, are encouraging relative to the marketplace reception to their evolving value prop and their proven innovation. So stepping back and looking at the retention and the new business growth rate is quite strong. Two, we operate in an environment where we are rapidly approaching 25% of the overall cost equation being pharmaceuticals and 2/3 of that being in Specialty Pharma with Specialty Pharma being the fastest-growing overall category. And in some prior dialogues, we articulated that in today’s marketplace, Specialty Pharma is about $300 billion and projected to grow to about $1 trillion of U.S. spend in the next 10 years. So the imperative relative to that care coordination, affordability and value improvement that exists today continues to grow on a go-forward basis. As it relates to the combination, we couldn’t be more excited about the ability to further improve affordability. We came forth with a strategic goal aided by the combination to deliver medical cost trend that more approximates CPI in 2021. That’s a more sustainable indicator of success. We’re well on our journey to deliver that. We delivered a significant step function towards that in 2017. And as Eric articulated, our 2018 results were improved to 3.5% to 4.5%. But the combined company will be able to accelerate even further improvement and affordability on a go-forward basis, and we think that resonates quite well. On a final note, to underscore, as you indicated and as Eric referenced before, we do not have revenue synergies in our $20 to $21 EPS outlook for 2021. That’s all upside for us, as we’re able to prove an acceleration of the value prop. So we like today’s base. We like the proved points relative to further improving affordability. And we’re confident that, that will further accelerate growth going forward.

Matthew Richard Borsch - BMO Capital Markets Equity Research - Managed Care and Providers Analyst

Well said to my nonquestion-question. If I could just add, if the safe harbor on the rebating were to be eliminated, let’s say, for [1-1] next year, is that something that would impact your outlook in any material way over the next 3 years?

David Cordani - Cigna Corporation - President, CEO & Director

So Matthew, clearly, as — when we talk about the dynamic market, another force of dynamism. So the current dialogue relative to safe harbor, as you know, being driven through the administration HHS, pertains specifically to the government-based programs and APDP and the like. From our point of view, a change in that and in the intermediate time frame, as you articulate, does not materially impact the profitability of MA or PDP, given how those programs are designed and given how the economic flows work. However, I would note, our evaluation of it indicate that will actually increase costs to beneficiaries and not decrease costs to beneficiary, so we’re relatively cautious on that as a unilateral level. More broadly, we do not believe that portends to be a change that will translate into the commercial marketplace. As I noted, the large sophisticated employer clients and health plans that are currently served, they are focused on the low total cost. Additionally, as we’ve had the discussion here, there’s a variety of pass-through mechanisms that work and a variety of tools and financing mechanisms that work, whether or not an employer or health plan decides for full pass-through of a rebate as an example or partial pass-through for a rebate. So if there was a change in the immediate term, yes, we expect it would change the mechanisms within MA and PDP. We don’t believe it will dramatically change the profit profile immediately from those businesses. We are concerned of the impact on beneficiary costs, as it will pass through, and it does not create a change mechanism in the immediate term relative to the commercial marketplace.

Operator

Your next question comes from David McDonald with SunTrust.

David Samuel MacDonald - SunTrust Robinson Humphrey, Inc., Research Division - MD

Just 2 quick questions. David, I was wondering, can you talk just a little bit about the level of enthusiasm, internally, amongst your clinical folks, just tied to the incremental capabilities from not only Express but also having Evercore in house? And then secondly, you mentioned with Express, the strong selling season retention rates, but it also sounds like the penetration level of some of their solutions accelerated pretty meaningfully. So a, is it fair to say, you have meaningfully better visibility on the 2019 Express book? And also, can you comment on the increased ability to bend the cost curve from further penetration of some of those programs?

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David Cordani - Cigna Corporation - President, CEO & Director

So David, I’ll add in there. I really appreciate your first comment. Stepping back, both companies are service companies. So if you start with the framework that you’re a service company, your team, your talent is mission-critical as it relates to their passion, enthusiasm, desire to improve people’s lives, help people, support people, assist in navigation. And in both of our business, doing that in a collaborative fashion with the clinical community is quite important. So we start from a really strong framework of a customer-patient orientation, a deep respect for the clinical community and a desire for continuous change. As such, as you articulate, as you came back to the clinical community bulged broadly a lot of energy in both companies, our clinicians are extremely excited. And when we have our clinical leaders together in terms of the integration of work streams, it’s hard to calm them down and slow them down relative to the art of possible because the leverage effect in terms of the best of both companies to get better outcomes in terms of what Express is doing extraordinarily well and what Cigna is doing extraordinary well is really powerful. The 2 pieces I would highlight further, you articulated Evercore. A lot of energy. We consumed their services today as a client, and a lot of energy in terms of what we could build on a go-forward basis. And then finally, the power of those 500 Collaborative Accountable Care relationships where we work in a different fashion today with physicians and hospital systems, just a ton of energy relative to accelerating that. To the second, I’d say, second and third part of your equation, yes, both companies continue to make progress relative to deepening our relationships with our clients. But the deepening of relationship with the clients is not, so called, cross-selling. The deepening of relationships with clients is driven by deep analytics and insights relative to needs and then how do you design solutions that meet those needs to further improve affordability and further, to your point, bend the cost curve by improving clinical quality, closing gaps in care, driving initial engagement or care coordination with physicians. We believe that not just the capabilities, but those nuances to how those deepening parts of the relationship and clinical programs evolve, are mission-critical relative to further bending the cost curve and I would simply assert, based on our proof points, our own Cigna medical cost trend is heavily influenced by those deeper relationships within the integrative framework of our clinical programs and behavioral programs and the way we work with physicians, and we’ll fuel those going forward as a combined company.

Operator

(Operator Instructions) Our next question comes from Steve Tanal with Goldman Sachs.

Stephen Vartan Tanal - Goldman Sachs Group Inc., Research Division - Equity Analyst

I guess, just back to the quarter and the results, clearly, you’re continuing to outpace the market on Commercial and enrollment growth. Strong results in both ASO and risk, which sounds like you attributed this morning and pretty consistently, frankly, to the cost trend you guys are putting up. But if we look at the total cost — total Commercial enrollment being up 4% and guaranteed cost up 18%, trying to understand why you think that is. Are there certain elements of the guaranteed cost product that you think are resonating more in the market these days?

Eric Palmer - Cigna Corporation - Executive VP & CFO

Steve, It’s Eric. Maybe just a couple of comments on that front. As it relates to the guaranteed cost enrollment being up 18%, it’s up about $180,000 or so. No — first of all, the individual growth is — an important part of that’s almost half of our guaranteed cost growth. The other portion is the employer portion in terms of year-to-date. Yes, I wouldn’t call out anything that’s changed relative to the guaranteed cost offering versus our shared returns offering or relative to our self-funded offering, other than we just continue to have a strong resonance in terms of the message of the integrated offering we bring to the market and the effect in the power of the attractive tend that we’re able to deliver and touch. But again, we’re — the — pleased with the performance. It’s performing consistent with our expectations and look forward to continuing to grow in that portion of the business over the balance of the year.

Operator

Our next question comes from Dave Windley with Jefferies.

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Unidentified Analyst

It’s [Dave Stablo] in for Windley. I won’t go to the PDM, but I’ll stick with the Commercial here and just ask a little bit more about the Commercial MLR. So it beat by about 260 basis points this quarter, and that comes on top of a 230 basis point beat last quarter. And at the same time, you guys have only reduced the full year outlook by 50 basis points. So just trying to get arms a little bit more around, is there a fair degree of conservatism still in that guidance? Or do you think, perhaps, The Street had mismodeled the loss ratios over the first half of the year?

David Cordani - Cigna Corporation - President, CEO & Director

It’s Eric. Thanks for that. Just a couple of things I’d call out in terms of the forward component of the loss ratio, the Commercial loss ratio, versus the year-to-date results. As you think about the back half of the year, the things that encourage you to think about. First of all, our guidance does not include the of effective prior year development. We did have prior year development in the second half of last year. And as you know, we don’t forecast that in our outlook, one. Two, we continue to have visibility into the effect in the shape of deductibles in terms of the seasonality as that plays through different years of different mixes of business. This year is more individual business in the risk book, and that carries a little bit more exaggerated shape of seasonality as the deductibles all come on into the effect in the loss ratio in the back part of the year. And then last but not least is, there’s is the pricing effect associated with the 2019 suspension of the industry fee. So we get closer to the January time frame. We’ll be taking the industry feedback out of the pricing, consistent with how this has been handled, as the industry fee has come and gone over prior years. But that will put a little bit of pressure in the back part of the year as well as in terms of the metric. Fully contemplated in our guidance, consistent with how we’ve approached the industry fee being a pass-through. But it does cause the metric to move around a little bit over the course of the year.

Operator

Our next question comes from Gary Taylor with JPMorgan.

Gary Paul Taylor - JP Morgan Chase & Co, Research Division - Analyst

Two parts. The first, I’m sure you’re confident about shareholders approving the Express transaction, as are we. But I just wanted to clarify if the shareholders did not approve the transaction that there’s no termination fee that Cigna pays? And the second part was just going back to the individual market, given the finalization of the short-term medical plans released by the administration last night. As you think about exchange individual business going forward, are you trying to grow that business in ‘19, new markets? And do you think there’s risk of adverse selection from these short-term medical plans?

David Cordani - Cigna Corporation - President, CEO & Director

Gary, it’s David. Relative to the shareholder vote, we are confident in terms of our ability to get us successful vote on August 24, based upon the strategic rationale of the transaction, all the ongoing conversation we have with our shareholders, the very strong accretion profile, the exceptional free cash flow generation and the significant strategic and financial flexibility which positions for both short-term and long-term meaningful shareholder value creation. As it relates to the transaction, the contract, obviously, is filed as we disclosed previously. And I’d invite you go back and take a look at the contract. Specific to the individual marketplace, first, public exchange business. As you know, we’ve had a really consistent orientation relative to the market, dating back to its inception in 2014. A focused but limited entry into the marketplace, and I believe that it was going to be not profitable for Cigna nor the industry at large for ‘14, ‘15 and ‘16, which manifested itself. During that time frame, we were able to prove some innovations that are working for us around the way in which our Collaborative Accountable Care partners work in that value proposition. We expect it to, unfortunately, did turn slightly positive in 2017, and we expect it to expand our performance, both growth and profitability in 2018. And we’re realizing that. As it relates to 2019 and with the change in the marketplace you articulated, we’re currently evaluating the marketplace condition, so it’s a pretty dynamic decision-making process. We continue to have a bias to participate. And we’ve had like the fact that again, those Collaborative Accountable Care relationships have been integral to enabling our value prop to work for the benefit of our customers, the individual customers and for the final benefit of collaborative partners and, again, our bias is to continue on a highly-focused base is participate in the markets in 2019, but that evaluation is going on as we speak.

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Operator

Our next question comes from Peter Costa with Wells Fargo Securities.

Peter Heinz Costa - Wells Fargo Securities, LLC, Research Division - MD and Senior Analyst

Couple of days ago, we saw the national average Part D bids, and they were down 11.5%, prior cost of 13% of e-commerce normalization. That’s the biggest decline we’ve seen, really, since the second year of the program. Do you feel it’s more competitive at this point in time? And how does the national average bid compare to your bids relative to low-income subsidy members that you have? And just, what do you think is going on there with the pricing coming down as much as it is?

Eric Palmer - Cigna Corporation - Executive VP & CFO

Peter, it’s Eric. I’ll be starting and if David wants to add anything I’ll certainly invite him too. Overall, this has been a competitive market from the start. We’ve seen a nice amount of innovation and continued evolution of the structure of the offerings and things along those lines. So I wouldn’t call out a particular change, but would just note that it’s been a competitive market from the start and continues to be a competitive market. Yes, as it relates to the specifics of the bids and the like, actually, we weren’t surprised by where the statistics came out and touch overall our bid positioning landed very consistent with our expectations in terms of our region-by-region, kind of, our pull-through, and where we’ll qualify and to the benchmarks and the like. We haven’t publicly disclosed all of those yet. That will come out later in the year, as you know. But again, the initial read is consistent with our expectations.

Peter Heinz Costa - Wells Fargo Securities, LLC, Research Division - MD and Senior Analyst

And regarding Express, can you comment on their positioning as well?

Eric Palmer - Cigna Corporation - Executive VP & CFO

Nothing I’d comment on that at this point in time.

Operator

Our next question comes from Anna Griffey with Leerink Partners.

Anagha A. Gupte - Leerink Partners LLC, Research Division - MD, Healthcare Services and Senior Research Analyst

David, in the time, as you say, of enormous disruption right now, rebates would have thought going away, Amazon potentially getting more than just into mail order, you have health systems, like Northwell walking away from Express Scripts and pharmacy and Ascension coming back into insurance. Your competitors are doing a lot around backward integration into care delivery, but you keep talking about open architecture and your 500 collaboratives. And at some — at one point, you were happy with the — with your OptumRX third-party relationship on PBM, but then you brought Express Scripts. So if something changes, and you change your strategy on backward integration, does the land grab for the assets and the scarce resource issue pose a risk at all?

AUGUST 02, 2018 / 12:30PM, CI - Q2 2018 Cigna Corp Earnings Call

David Cordani - Cigna Corporation - President, CEO & Director

Ana, you paint a — I think, a pretty interesting picture relative to the market perspective. And I think, we enforce the fact that the competitive marketplace, it continues to be an environment of continuous change. Stepping back, we believe and thus far, we’ve proven that our partnering orientation model with the health care professionals works quite well to get the access profile to work. The clinical profile and allow and enable the experts to perform what they do and support and partner with the experts to create even more value for clients and customers, specific to your point, we are not concerned relative to a land grab or not having access as this marketplace has continued to evolve. In ebb and flow, we are excited to have a partner-based model, a less capital-intensive model and a more aligned model than being in competition with a subset of the delivery system partners. And if anything, the changing marketplace right now elevates the proposition of our collaboration, elevates the proposition of working with others for the benefit of their patients and our customers. Having said that, we recognize, the marketplace is dynamic. Our strategy contemplates that and is fully oriented around the notion of additional improvements, improving improvements in affordability, clinical quality with the right service proposition, which includes a more access-friendly framework than an access-light framework. So we agree with the changing environment, but we’re really positive relative to our strategic positioning and outlook.

Operator

Our last question comes from Sarah James with Piper Jaffray.

Sarah Elizabeth James - Piper Jaffray Companies, Research Division - Senior Research Analyst

I just want to follow up here on Ana’s question. So if you think about the ways that Cigna can move more into point of service, but without being capital-intensive, how is telemedicine factoring into that for you? And are there ways that you can expand your presence there that can complement some of the partnerships that you already have instead of being sort of a competitive factor, the way that you thought going into a retail presence could be?

David Cordani - Cigna Corporation - President, CEO & Director

Sarah, it’s David. You touched on another important, what call it, channel of modality. So in our model, we view telemedicine in the broadest sense of the word that evolves from, we’ll call it, traditional care delivery to care coaching to behavioral services and the like, as a tremendous asset and chassis going forward. And it’s a mechanism whereby having a more choice-based framework, a — I’ll call it, a capital-light framework, whereby, one is not beholding to owning a tremendous amount of care delivery assets that you have to feed, but rather, you’re able to offer more choice. We see that as a positive versus not because consumers, increasingly what that choice of Access. But doing so in a highly coordinated fashion. So for example, I’ve had the great pleasure about half dozen months ago spending time with one of our really meaningful collaborative partners, where jointly, we develop some new telemed capabilities. But the telemed (inaudible) is actually being fulfilled by them and their care resources. So it’s not a, if you will, a channel conflict for them, it’s actually complementary and extending their access and extending their brand and their reach for their patients. But we’re doing it together in a highly coordinated fashion, and we have the data flows and the information. So you touched on an important part of the innovation that we, at Cigna, see as positive and then the combined company sees as very positive in terms of our open-architected consumer choice-based model in partnering with physicians versus an ownership model alone.

Operator

At this time, I’ll turn the call back over to Dave Cordani for closing remarks.

David Cordani - Cigna Corporation - President, CEO & Director

Thank you. So just to wrap up our call, I’d like to reiterate a few points from our discussion. Cigna delivered outstanding second quarter operating results, driven by strong performance across each of our business segments. We generated substantial revenue and earnings growth and continued

AUGUST 02, 2018 / 12:30PM, CI - Q2 2018 Cigna Corp Earnings Call

industry-leading medical cost trend. Taken together, our continued momentum across our portfolio of businesses gives us confidence, we will achieve our increased 2018 outlook. We believe that Cigna’s differentiated service-based model, fueled by actionable insights and analytics, embraces market challenges, drives more effective mark partnerships with our clients and our health care professionals, improves health outcomes and addresses the root cause of escalating costs and ultimately, delivers superior experience and value to our customers. We remain on track from a regulatory, integration and shareholder standpoint to close our Express group’s acquisition by the end of the year. And this acquisition brings exceptional EPS accretion, strong free cash flow generation and attractive, strategic and financial flexibility as we look to the future. We thank you for joining our call today and look forward to our further discussions.

Operator

Ladies and gentlemen, this concludes Cigna’s Second Quarter 2018 Results Review. Cigna’s Investor Relations will be available to respond to additional questions shortly. A recording of this conference will be available for 10 business days following this call. You may access the recorded conference by dialing (800) 391-9847 or (402) 220-3093. Thank you for participating. We will now disconnect.

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•

the inability of Express Scripts Holding Company and Cigna Corporation to obtain stockholder or regulatory approvals required for the merger or the requirement to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals;

•	a longer than anticipated time necessary to consummate the proposed merger;

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•	the ability to retain key personnel;

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